UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2025
BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

Our operational improvements are leading to increased profitability in a way that is both steady and reliable. In 2024, we took advantage of opportunities to grow in line of high net interest income, even if they have lower gross spreads, which provided us with better results and a higher percentage of collateralized credit. The transformation plan has started to yield tangible results. Looking ahead and considering the potentially more challenging macroeconomic environment, we have adjusted our risk appetite and the conditions for offering credit. We are committed to ensuring that our journey is sustainable by progressing safely, controlling credit costs, investing in transformation, and prioritizing clients in decision-making.

Recurring net income was R$5.4 billion in 4Q24, resulting in an ROAE of 12.7% and another quarter of profitability growth. In 2024, our profit reached R$19.6 billion, which represented an increase of 20% compared to the previous year.

The loan portfolio grew steadily in 4Q24, particularly in low-risk lines with good net interest income, following a similar pattern observed in the previous quarter. We ended the year with some of the highest percentages of secured lines in our loan portfolio in recent years.

In terms of credit for individual clients, our portfolio experienced significant growth across various segments in 4Q24, including rural, real estate, personal loans and vehicles. There has been some improvement in Cards, particularly significant among high-income clients. In 2024, the Individual loan portfolio increased by 13.3% compared to the previous year.

In MSME, we continue to prioritize credit origination for medium-sized enterprises, which are at lower risk, and in secured credit lines for small-sized enterprises. Our loans to MSMEs grew 28.0% y/y in 2024. For large companies, the portfolio remained relatively stable over the quarter and grew 2.5% for the year.

Delinquencies in the loan portfolio, specifically for delays of more than 90 days, fell by 0.2 p.p. over the quarter and 1.1 p.p. over the year. The reduction was seen in all segments and was more pronounced in MSME. Our coverage ratio remained stable over the quarter.

Revenue grew 5.4% q/q and 7.9% y/y in 4Q24, excluding our increased stake in Cielo, and was driven by strong growth in three key components: total financial NII, fee and commission income and insurance.

The performance of insurance operations stood out for the year, with ROAE at 25.1% in 4Q24. The operating income from insurance operations was R$5.5 billion for the quarter (9.6% q/q and 16.6% y/y) and net income topped R$2.5 billion (6.6% q/q and 1.9% y/y), driven by financial income and continued operational enhancements, particularly due to a reduction in the claims ratio.

Operating expenses rose 8.8% q/q and 7.5% y/y in the quarter, excluding the increased stake in Cielo, which were in line with our initial estimates.

Tier 1 capital stood at 12.4%, down 0.3 p.p. compared to 3Q24. We allocated R$11.3 billion in Interest on Shareholders' Equity in 2024. In capital, the combined effects of the implementation of Resolution No. 4,966 and the new changes to operational risk totaled 0.37 p.p., helping Tier 1 capital increase from 12.4% to 12.8% from January 2025.

Regarding the 2024 guidance, the total financial net interest income and expanded loan loss provisions fell below the expected range. This was attributed to the opportunity to grow more than anticipated in certain secured lines. Combining the two lines, our net financial NII reached R$34.0 billion in 2024, close to the top of the implied guidance range of R$28.1 billion to R$34.8 billion. The growth of our expanded portfolio was 11.9%, above guidance. Excluding the increased stake in Cielo, the other aspects of the guidance met the expected forecasts, especially insurance and fee and commission income, which were close to the upper limit of the range.

In 2025, we expect revenue growth, with controlled credit risk, to be the primary factor contributing to the improvement in our profitability. Total net interest income has a positive prospect of growing, despite potential economic difficulties. The insurance sector is expected to improve and is expected to be significantly influenced by both its operational and financial components. Fee and commission income is expected to rise moderately. The cost of credit is expected to remain stable. Operating expenses will continue to be pressured by, among other things, investments in the transformation plan. To sum up, we believe that our profitability will continue to steadily increase.

The transformation plan is ongoing, and we will continue to invest in its development in 2025. Some notable progress was seen in 4Q24. We have made great strides in the way we serve clients by focusing more on our digital channels and banking correspondents at Bradesco Expresso and closing physical service locations. We opened another platform dedicated to agribusiness for the middle market, and 28 more business branches, in addition to the launch of the new Principal segment. We have intensified efforts to enhance how companies manage their financial resources and cash flow. We have started the expansion of enterprise agility. In credit, we have improved risk management with better behavioral models and separation of clients into clusters of volatility. In terms of our focus on people, based on our culture research, we identified and defined opportunities for development, sharing them with our employees. In 2025, we ramped up our transformation plan across all areas of operation, making sure that clients remain at the heart our decision-making process.

We remain committed to sustainable business practices and support our clients in the transition to a greener, more resilient and inclusive economy. By the end of 2024, we will have allocated R$305 billion to sectors and activities with socio-environmental benefits.

The following information details our performance in 4Q24, including financial performance, balance sheet and various indicators.

enjoy the reading!

highlights 2024 | 4Q24

consolidated recurring net income

R$19.6 bi

△ 3.4% q/q
△ 20.0% 24 x 23

ROAE 4Q24 **12.7%**
△ 0.3 p.p. q/q △ 5.8 p.p. y/y

main data selected 4Q24

total revenue

R$32.3 bi (1)
△ 5.4% q/q △ 7.9% y/y

total net interest income
△ 6.2% q/q △ 5.4% y/y

fee and commission income (2)
△ 1.8% q/q △ 7.9% y/y

insurance, pension plans and capitalization bonds
△ 9.6% q/q △ 16.6% y/y

cost of credit

R$7.5 bi
△ 4.7% q/q ▽ 29.1% y/y

Loan Loss Provision / Portfolio (% Annualized)

Stable cost of credit



4.8
3.5
3.2
3.0
3.0
4Q23
1Q24
2Q
3Q
4Q

personnel + administrative expenses (3)

R$13.1 bi
△ 6.7% q/q △ 5.6% y/y

Considering the effect of the increase in stake Cielo: (1) 5.9% q/q and 9.7% y/y; (2) 3.6% q/q and 13.7% y/y; and (3) 7.0% q/q and 7.2% y/y.

loan portfolio

R$981.7 bi
△ 4.0% q/q
△ 11.9% 24 x 23

individuals
R$414.1 bi
△ 4.3% q/q
△ 13.3% 24 x 23

companies
R$567.6 bi
△ 3.8% q/q
△ 10.9% 24 x 23

MSME
△ 11.2% q/q
△ 28.0% 24 x 23

LC
▽ 0.3% q/q
△ 2.5% 24 x 23

delinquency ratio

15 to 90 days
3.4%
Stable q/q
▽ 0.7 p.p. 24 x 23

+90 days
4.0%
▽ 0.2 p.p. q/q
▽ 1.1 p.p. 24 x 23

basel – tier I

12.4%
▽ 0.3 p.p. q/q ▽ 0.8 p.p. 24 x 23

insurance group

recurring net income	ROAE 4Q24	revenue	claims ratio 4Q24
R$9.1 bi	**25.1%**	**R$121.1 bi**	**72.2%**
△ 6.6% q/q △ 0.8% 24 x 23	△ 1.4 p.p. q/q △ 0.3 p.p. y/y	△ 0.1% q/q △ 13.6% 24 x 23	▽ 4.0 p.p. q/q ▽ 6.3 p.p. 24 x 23

key highlights

- Profitability continues to grow in a gradual and safe way, driven by revenues
- NII net of provisions evolved, demonstrating the strategy of credit growth with adequate mix
- Loan portfolio with balanced growth and continuous improvement of delinquency ratios
- Adjustment of the risk appetite in view of the prospective macro scenario
- Insurance maintains operational improvement and growth of the ROAE
- The transformation program continues to be driven, contributing to operational performance.

recurring net income statement

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	Variation % 4Q24 x 4Q23	Variation % 12M24 x 12M23
\\ Net Interest Income	**16,995**	**15,999**	**16,128**	**63,726**	**65,196**	**6.2**	**5.4**	**(2.3)**
Client NII	16,153	15,635	15,432	61,565	64,885	3.3	4.7	(5.1)
Market NII	842	364	696	2,161	311	-	21.0	-
\\ Expanded Loan Loss Provision	**(7,460)**	**(7,127)**	**(10,524)**	**(29,688)**	**(39,545)**	**4.7**	**(29.1)**	**(24.9)**
\\ NII Net of Provisions	**9,535**	**8,872**	**5,604**	**34,038**	**25,651**	**7.5**	**70.1**	**32.7**
Income from Insurance, Pension Plans and Capitalization Bonds	5,531	5,048	4,745	19,220	17,879	9.6	16.6	7.5
Fee and Commission Income [1]	10,262	9,904	9,028	38,344	35,642	3.6	13.7	7.6
Operating Expenses [1]	(16,418)	(15,050)	(14,935)	(59,294)	(54,230)	9.1	9.9	9.3
Personnel Expenses	(6,773)	(6,504)	(6,238)	(25,514)	(23,879)	4.1	8.6	6.8
Other Administrative Expenses	(6,315)	(5,728)	(5,972)	(23,255)	(22,600)	10.2	5.7	2.9
Other Income / (Operating Expenses)	(3,330)	(2,818)	(2,725)	(10,525)	(7,751)	18.2	22.2	35.8
Tax Expenses	(2,031)	(2,120)	(2,077)	(8,084)	(7,942)	(4.2)	(2.2)	1.8
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	90	111	134	366	573	(18.9)	(32.8)	(36.1)
\\ Operating Income	**6,969**	**6,765**	**2,499**	**24,590**	**17,573**	**3.0**	**-**	**39.9**
Non-Operating Income	40	31	67	119	139	29.0	(40.3)	(14.4)
Income Tax / Social Contribution	(1,490)	(1,474)	390	(4,739)	(1,036)	1.1	-	-
Non-controlling interests in subsidiaries	(117)	(97)	(78)	(416)	(379)	20.6	50.0	9.8
\\ Recurring Net Income	**5,402**	**5,225**	**2,878**	**19,554**	**16,297**	**3.4**	**87.7**	**20.0**
Non-Recurring Events	(468)	-	(1,175)	(468)	(1,175)	-	(60.2)	(60.2)
Provision for Restructuring [2]	(443)	-	(570)	(443)	(570)	-	(22.3)	(22.3)
Impairment of Non-Financial Assets [3]	(25)	-	(58)	(25)	(58)	-	(56.9)	(56.9)
Contingent Liabilities	-	-	(547)	-	(547)	-	-	-
Book Net Income	**4,934**	**5,225**	**1,703**	**19,086**	**15,122**	**(5.6)**	**-**	**26.2**

(1) It considers the impact of the share in Cielo. Without this impact, the fee and commission income would be R$9,744 MM in 4Q24 and R$37,497 MM in 12M24 and the operating expenses would be R$16,048 MM in 4Q24 and R$58,625 MM in 12M24; **(2)** Mainly by restructuring in the branch network; and **(3)** It includes impairment of assets related to the acquisition of right for the provision of financial services and software.

net income movement in the quarter | R$ million



5,225
3Q24
Δ 996
518
Client NII
478
Market NII
Net Interest Income
Δ (333)
(88)
Mass-Market
(245)
Wholesale
Expanded LLP
483
Income from Insurance
358
Fee and Commission Income
(1,368)
Operating Expenses (Personnel + Administrative + Others)
41
Others (1)
5,402
4Q24

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
10.0
10.2
10.8
11.3
11.7
6.9
10.2
11.4
12.4
12.7
4Q23
1Q24
2Q
3Q
4Q
Quartely
Accrued

ER / Risk – Adjusted ER



%
84.2
84.0
83.0
81.8
78.3
48.7
49.7
51.3
52.2
52.2
53.4
51.1
52.3
52.0
53.2
4Q23
1Q24
2Q
3Q
4Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	4Q24	3Q24	4Q23	12M24	12M23	4Q24 x 3Q24		4Q24 x 4Q23		12M24 x 12M23	
						R$	%	R$	%	R$	%
\\ Net Interest Income	**16,995**	**15,999**	**16,128**	**63,726**	**65,196**	**996**	**6.2**	**867**	**5.4**	**(1,470)**	**(2.3)**
\\ Client NII (1)	**16,153**	**15,635**	**15,432**	**61,565**	**64,885**	**518**	**3.3**	**721**	**4.7**	**(3,320)**	**(5.1)**
Average Balance	790,286	758,474	718,376	748,482	716,865	507		1,208		2,232	
Gross NIM	8.4%	8.4%	8.8%	8.2%	9.1%	11		(487)		(5,552)	
\\ Market NII (2)	**842**	**364**	**696**	**2,161**	**311**	**478**	**-**	**146**	**21.0**	**1,850**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital.

client NII



8.8%
8.5%
8.6%
8.4%
8.4%
R$ billion
2.7%
3.8%
4.4%
4.5%
4.4%
Total Client NII
15.4
14.5
15.3
15.6
16.2
Client NII – net of Loan Loss Provisions
4.9
6.7
8.0
8.5
8.7
+2.2% q/q
+77.1% y/y
4Q23
1Q24
2Q
3Q
4Q
Gross NIM Annualized
Net NIM Annualized

expanded portfolio mix (%)

	Dec24	Sept24	Dec23	Dec24 x Dec23
\\ Individuals	**42.2**	**42.0**	**41.7**	**0.5 p.p.**
Payroll-deductible Loans	9.9	10.2	10.5	(0.6) p.p.
Real Estate Financing	10.5	10.4	10.2	0.3 p.p.
Rural Loans	2.6	2.4	1.9	0.7 p.p.
Vehicle	3.7	3.8	3.8	(0.1) p.p.
Credit Card	7.7	7.5	8.2	(0.5) p.p.
Personal Loans	6.8	6.9	6.1	0.7 p.p.
Other	1.0	1.0	1.0	-
\\ MSME	**21.9**	**20.5**	**19.1**	**2.8 p.p.**
\\ Large Corporates	**35.9**	**37.5**	**39.2**	**(3.3) p.p.**

change in the client NII | R$ million



15,635
(7,127)
8,508
507
136
9
(134)
(333)
8,693
+2% q/q
185
7,460
16,153
+3% q/q
518
3Q24
Expanded LLP 3Q24
Client NII Net of LLP 3Q24
Average Volume
Spread
Products Mix
Number of Days
Expanded LLP
Client NII Net of LLP 4Q24
Expanded LLP 4Q24
4Q24

Gross client NII increased by 3.3% in the quarter, due to the contribution of the average volume in all segments and an improvement in the margin with deposits, offset by lower revenue due to the number of days in the period. In credit, the focus is on individuals in consumer financing, and for companies, highlighted in the working capital line. The maintenance in the gross NIM reflects the effects of the regulatory impacts on credit card financing, the margin with deposits and the risk discrimination of operations, favoring the quality of new credit concessions, offset by the increase in the spread generated by the reduction of overdue portfolios within the portfolio. The result of this strategy has reflected in the sequential improvement of the net interest income, which increased +2% compared to 3Q24, +77% compared to 4Q23 and +26% in the accrued.

market NII



R$ billion
0.7
0.6
0.3
0.4
0.8
4Q23
1Q24
2Q
3Q
4Q

Variation in the quarter driven by higher result with arbitration.

funding sources

funds raised and managed

R$3.2 tri

△ 1.5% q/q △ 7.5% y/y

funds raised
△ 2.6% q/q △ 8.2% y/y

funds and managed portfolios
▽ 0.2% q/q △ 6.3% y/y

R$ million	Dec24	Sept24	Dec23	Variation % Quarter	Variation % 12 months
Demand Deposits	45,542	45,398	51,083	0.3	(10.8)
Savings Deposits	132,502	129,743	131,004	2.1	1.1
Time Deposits + Debentures	495,333	458,442	458,247	8.0	8.1
Borrowings and Onlending	78,439	66,273	48,751	18.4	60.9
Funds from Issuance of Securities	270,294	269,409	256,325	0.3	5.4
Interbank Deposits	3,008	2,835	2,355	6.1	27.8
Subordinated Debts	57,459	52,495	50,338	9.5	14.1
\\ Subtotal	**1,082,577**	**1,024,594**	**998,104**	**5.7**	**8.5**
Obligations for Repurchase Agreements	308,432	315,711	288,730	(2.3)	6.8
Working Capital (Own / Managed)	123,032	126,268	128,256	(2.6)	(4.1)
Foreign Exchange Portfolio	25,122	27,169	19,028	(7.5)	32.0
Payment of Taxes and Other Contributions	854	7,208	940	(88.2)	(9.1)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	403,689	393,720	360,803	2.5	11.9
\\ Funds raised	**1,943,706**	**1,894,669**	**1,795,860**	**2.6**	**8.2**
\\ Investment Funds and Managed Portfolios	**1,268,106**	**1,270,075**	**1,192,511**	**(0.2)**	**6.3**
\\ Total Assets under Management	**3,211,812**	**3,164,744**	**2,988,371**	**1.5**	**7.5**

loans vs. funding

In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Dec24	Sept24	Dec23	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	46,396	52,606	52,023	(11.8)	(10.8)
Savings Deposits	132,502	129,743	131,004	2.1	1.1
Interbank Deposits	3,008	2,835	2,355	6.1	27.8
Time Deposits + Debentures	495,333	458,442	458,247	8.0	8.1
Funds from Financial Bills	260,765	260,795	248,956	-	4.7
\\ Customer Funds (1)	**938,004**	**904,421**	**892,585**	**3.7**	**5.1**
(-) Reserve Requirements	(127,086)	(123,720)	(133,722)	2.7	(5.0)
(-) Available Funds (Brazil)	(17,582)	(13,430)	(14,862)	30.9	18.3
\\ Customer Funds Net of Reserve Requirements	**793,335**	**767,271**	**744,001**	**3.4**	**6.6**
Borrowings and Onlending	78,439	66,273	48,751	18.4	60.9
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	102,841	92,130	88,289	11.6	16.5
\\ Total Funding (A)	**974,615**	**925,674**	**881,042**	**5.3**	**10.6**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**861,625**	**829,245**	**771,056**	**3.9**	**11.7**
\\ B / A	**88.4%**	**89.6%**	**87.5%**	**(1.2) p.p.**	**0.9 p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

expanded loan portfolio

R$981.7 bi

△ 4.0% q/q △ 11.9% y/y

individuals **R$414.1 bi** △ 4.3% q/q △ 13.3% y/y

companies **R$567.6 bi** △ 3.8% q/q △ 10.9% y/y

MSME △ 11.2% q/q △ 28.0% y/y

LC ▽ 0.3% q/q △ 2.5% y/y

highlights

rural loans | individuals
△ 13.7% q/q △ 51.2% y/y

working capital
△ 7.9% q/q △ 13.2% y/y

personal loans
△ 3.4% q/q △ 24.8% y/y

real estate financing | companies
△ 8.8% q/q △ 24.9% y/y

real estate financing | individuals
△ 5.0% q/q △ 14.9% y/y

foreign trade finance | companies
▽ 1.0% q/q △ 50.7% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	Dec24	Sept24	Dec23	Variation % Quarter	Variation % 12 months
Individuals	403,307	388,134	360,268	3.9	11.9
Companies	314,773	300,302	266,973	4.8	17.9
\\ Loan Portfolio - Bacen	**718,080**	**688,436**	**627,240**	**4.3**	**14.5**
Sureties and Guarantees	120,067	114,646	106,229	4.7	13.0
Securities (1)	90,392	90,016	97,773	0.4	(7.5)
Other	53,153	50,794	46,043	4.6	15.4
\\ Expanded Loan Portfolio	**981,692**	**943,891**	**877,285**	**4.0**	**11.9**
\\ Companies	**567,612**	**547,055**	**511,844**	**3.8**	**10.9**
Large Corporates	352,701	353,872	343,997	(0.3)	2.5
Micro, Small and Medium-Sized Enterprises	214,911	193,182	167,847	11.2	28.0
\\ Individuals	**414,080**	**396,837**	**365,442**	**4.3**	**13.3**
			Without exchange variation	**2.5**	**9.1**

(1) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

The Expanded Loan Portfolio showed growth in both periods and in virtually all credit modalities. The growth demonstrates better credit quality, reflecting the adjustments made in the credit models, with emphasis on Individuals and micro, small and medium-sized enterprises.

changes in expanded loan portfolio

R$ million



943,891
17,243
46%
21,729
57%
Representativeness
(1,171)
(3)%
981,692
Sept24
Individuals
MSME
Large Corporates
Dec24

Of the total of **R$99** bi in **loans released** in 4Q24, **R$33** bi were released through **digital channels**, with an emphasis on personal and payroll-deductible loans.

loan portfolio

expanded loan portfolio by client profile, product and currency

R$ million	Dec24	Sept24	Dec23	Variation % Quarter	Variation % 12 months
\\ Individuals	**414,080**	**396,837**	**365,442**	**4.3**	**13.3**
Consumer Financing	**276,193**	**267,470**	**250,370**	**3.3**	**10.3**
Payroll-deductible Loans	97,184	96,364	91,838	0.9	5.8
Credit Card	75,631	71,040	71,928	6.5	5.1
Personal Loans	66,872	64,666	53,578	3.4	24.8
CDC/Vehicle Leasing	36,506	35,400	33,025	3.1	10.5
Real Estate Financing	**102,713**	**97,797**	**89,399**	**5.0**	**14.9**
Other Products	**35,174**	**31,569**	**25,673**	**11.4**	**37.0**
Rural Loans	25,286	22,245	16,726	13.7	51.2
Other	9,888	9,324	8,947	6.0	10.5
\\ Companies	**567,612**	**547,055**	**511,844**	**3.8**	**10.9**
Working Capital	147,763	136,948	130,528	7.9	13.2
Foreign Trade Finance	55,571	56,107	36,875	(1.0)	50.7
Rural Loans	35,536	34,527	34,610	2.9	2.7
Real Estate Financing	30,657	28,187	24,538	8.8	24.9
CDC/Leasing	29,055	28,560	27,331	1.7	6.3
BNDES/Finame Onlendings	18,223	17,443	16,771	4.5	8.7
Sureties and Guarantees	119,049	113,859	105,247	4.6	13.1
Securities	90,392	90,016	97,773	0.4	(7.5)
Other	41,366	41,408	38,172	(0.1)	8.4
\\ Expanded Loan Portfolio	**981,692**	**943,891**	**877,285**	**4.0**	**11.9**
Real	867,409	849,516	814,517	2.1	6.5
Foreign Currency	114,283	94,375	62,768	21.1	82.1

Portfolio Mix - %



42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
39.2
19.1
41.7
2023
35.9
21.9
42.2
2024
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

The chart below represents the proportion of the Bacen portfolio segregated in guaranteed and unsecured operations.



%
55
55
51
52
52
54
54
45
45
49
48
48
46
46
Dec18
Dec19
Dec20
Dec21
Dec22
Dec23
Dec24
Guaranteed
Unsecured

loan portfolio

real estate financing



Portfolio
R$ billion
+6% q/q
+17% y/y
113.9
116.3
121.4
126.0
133.4
24.5
25.3
26.7
28.2
30.7
89.4
91.0
94.6
97.8
102.7
Dec23
Mar24
June
Sept
Dec
Individuals
Companies



Origination
R$ millions
+26% q/q
+57% y/y
7,795
6,889
9,266
9,693
12,259
3,980
2,266
3,185
3,047
5,326
3,815
4,623
6,081
6,646
6,933
4Q23
1Q24
2Q
3Q
4Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 4Q24

Average term: **363 Months**

R$718 Thousand	R$455 Thousand	63.3%	51.7%
Average Property Valuation	Average Financing	Loan to Value	Loan to Value (Stock)



Units Financed
+14% q/q
+40% y/y
18,971
15,116
22,898
23,247
26,505
10,892
6,523
9,958
8,912
11,395
8,079
8,593
12,940
14,335
15,110
4Q23
1Q24
2Q
3Q
4Q
Borrower
Builder

payroll-deductible loans



Portfolio
%
63.2
61.4
60.7
59.8
59.2
R$ billion
91.8
93.7
94.5
96.4
97.2
90.4%
58.4
61.9
64.6
67.2
65.9
92.4%
32.0
29.2
27.1
25.1
26.5
9.6
8.9
8.3
7.7
7.6
Dec23
Mar24
June
Sept
Dec
% Digital Channels
% Branches Network
% Correspondent
Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans



Distribution of the Portfolio by Sector
%
50.6
51.5
51.6
5.2
4.9
4.9
44.2
43.6
43.5
Dec23
Sept24
Dec24
Public Sector
Private Sector
Social Security National Institute (INSS)

payroll-deductible loans market share

14.4%	15.6%	12.0%	13.7%
Total	Social Security	Private	Public

The volume of payroll-deductible loans increased by 5.8% in 12 months, with a highlight to the 26% growth in portfolio originated through digital channels (2024 vs. 2023). These channels, in addition to offering a great customer experience, also generate greater profitability.

loan portfolio

vehicle financing

Portfolio

R$ billion



+2% t/t
+9% a/a
60.9
61.5
62.8
65.0
66.5
27.6
28.0
28.5
29.3
29.6
33.3
33.4
34.3
35.7
36.9
Dec23
Mar24
June
Sept
Dec
Individuals
Companies

Distribution of the Portfolio by Product

%



9.3
1.4
Dec24
89.3
CDC Portfolio
Leasing Portfolio
Finame Portfolio

expanded loan portfolio distribution | by economic sector

R$ million	Dec24	%	Sept24	%	Dec23	%
\\ Economic Sector						
Public Sector	**14,361**	**1.5**	**13,771**	**1.5**	**14,385**	**1.6**
Private Sector	**967,331**	**98.5**	**930,120**	**98.5**	**862,900**	**98.4**
\\ Total	**981,692**	**100.0**	**943,891**	**100.0**	**877,285**	**100.0**
Companies	**567,612**	**57.8**	**547,055**	**58.0**	**511,844**	**58.3**
Services	132,997	13.5	126,697	13.4	103,844	11.8
Retail	48,022	4.9	45,224	4.8	47,440	5.4
Transportation and Concession	46,835	4.8	44,222	4.7	44,126	5.0
Real estate and Construction Activities	32,671	3.3	32,687	3.5	31,467	3.6
Production and Distribution of Electricity	30,482	3.1	32,385	3.4	34,313	3.9
Wholesale	30,106	3.1	26,489	2.8	23,038	2.6
Food products	23,756	2.4	22,036	2.3	19,487	2.2
Petrol, Derived and aggregated activities	12,949	1.3	12,616	1.3	9,539	1.1
Automotive	10,112	1.0	12,127	1.3	10,364	1.2
Other Sectors	199,682	20.3	192,572	20.4	188,225	21.5
Individuals	**414,080**	**42.2**	**396,837**	**42.0**	**365,442**	**41.7**

loan portfolio

portfolio by debtors

Diversification strategy, with no relevant concentrations.



%
27.6
26.9
25.8
25.3
24.7
21.5
21.0
19.9
19.6
19.1
13.2
13.0
12.2
12.2
12.0
8.7
8.4
7.5
7.9
7.4
1.4
1.5
1.2
1.1
1.1
Dec23
Mar24
June
Sept
Dec
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

summary per maturity [1]

%	Dec24	Sept24	Dec23
1 to 30 days	11.5	11.5	12.1
31 to 60 days	6.2	6.0	6.3
61 to 90 days	5.3	5.0	5.5
91 to 180 days	11.0	11.2	10.2
\\ Short-Term	**34.0**	**33.7**	**34.1**
181 to 360 days	15.4	15.5	14.4
Over 360 days	50.6	50.8	51.5
\\ Medium / Long-Term	**66.0**	**66.3**	**65.9**

(1) It only considers normal course operations of the Bacen Portfolio.

rating changes in expanded loan portfolio

Reflecting our risk appetite control process for the credit concession process and the improvement of new vintages, **97% of the new operations** in 12 months were classified in the AA-C ratings, highlighting that, currently, around **92% of our operations** are classified in these risk ranges.

Rating changes in Expanded Loan Portfolio between December 2023 and 2024	Total credit on December 2024		New customers between January 2024 and December 2024	
Rating	R$ million	%	R$ million	%
AA - C	902,386	91.9%	59,100	97.4%
D	13,977	1.4%	421	0.7%
E - H	65,329	6.7%	1,157	1.9%
\\ Total	**981,692**	**100.0%**	**60,678**	**100.0%**

expanded portfolio by rating and client size (in %)

Customer Profile	Dec24			Sept24			Dec23		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	94.1	0.1	5.8	94.3	0.2	5.5	92.9	1.7	5.3
Micro, Small and Medium-Sized Enterprises	91.5	1.5	7.0	90.0	1.6	8.4	86.2	2.3	11.4
Individuals	90.3	2.5	7.2	89.8	2.5	7.7	87.6	2.7	9.7
\\ Total	**91.9**	**1.4**	**6.7**	**91.5**	**1.4**	**7.1**	**89.4**	**2.3**	**8.3**

expenses with expanded loan loss provisions

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	Variation % 4Q24 x 4Q23	Variation % 12M24 x 12M23
Loan Loss Provision Expenses	(8,187)	(7,864)	(9,156)	(32,951)	(38,461)	4.1	(10.6)	(14.3)
Income from Credit Recovery	1,487	1,566	1,413	5,814	4,671	(5.0)	5.2	24.5
Impairment of Financial Assets	(167)	(234)	(1,742)	(125)	(2,634)	(28.6)	(90.4)	(95.3)
Granted Discounts / Other (1) (2)	(593)	(595)	(1,039)	(2,426)	(3,121)	(0.3)	(42.9)	(22.3)
\\ Expanded ALL	**(7,460)**	**(7,127)**	**(10,524)**	**(29,688)**	**(39,545)**	**4.7**	**(29.1)**	**(24.9)**

(1) It includes the result with BNDU (non-financial assets held for sale), provision for sureties and guarantees and others; and **(2)** For a better comparative analysis of the lines that make up the expenses with expanded loan loss provisions, in 3Q24 we allocated in this line the effects of restructuring operations in the wholesale segment, involving recoveries of credits already written off as losses and an increase in provisions for specific cases.

Reduction in the cost of credit (loan loss provisions/ portfolio) in 12 months, due to:

- Improved quality of vintage with continuous improvement of the loan loss provisions / Portfolio ratio
- Gradual change in portfolio mix, prioritizing products with attractive NII net of provisions vs. risk
- Collection efficiency improved by 24.5% vs. 2023



expanded loan loss provisions / expanded loan portfolio
%
4.8
3.5
3.2
3.0
3.0
Expanded Loan Loss Provision
R$ billion
10.5
7.8
7.3
7.1
7.5
4Q23
1Q24
2Q
3Q
4Q
Without Large Corporate Client
Expanded Loan Loss Provision (Expense) / Expanded Loan Portfolio (Annualized)

The improvement in the portfolio profile, mainly in mass market, contributed significantly to the reduction of R$9.9 billion in total expenses with loan loss provisions, which decreased by 25% compared to 2023. This shows the improvement in the quality of new vintages and the actions implemented in the journey of credit concession and recovery, generating greater efficiency in collection, and resulting in higher credit recovery revenues.



loan loss provisions – mass market
R$ billion
+1% q/q
(16)% y/y
8.5
7.3
7.2
7.1
7.2
4Q23
1Q24
2Q
3Q
4Q

Our coverage ratio over 90 days remained stable at 169% in the quarter and showed an increase of 4 p.p. compared to the previous year.

It is worth noting that we continued to provision almost all of the NPL Creation.

loan indicators

delinquency ratios: consistent reduction in virtually all segments since Dec23

over 15 to 90 days total ratio
stability in the q/q
improvement of 0.7 p.p. y/y

over 90 days total ratio
improvement of 0.2 p.p. q/q
improvement of 1.1 p.p. y/y

Our long (above 90 days) delinquency showed another quarter of improvement in all segments, reflecting the quality of the new vintages that continue to record low levels of delinquency. The 15-to-90-day indicator showed stability in the quarter with improved performance of our operations with Individual clients and a slight increase in the segment of large companies caused by a specific client. It is worth highlighting the continuous control for the MSME segment, with an improvement of 1.5 p.p. in relation to Dec23.

15 to 90 days - % | **Over 90 days - %**



Individuals: 5.2 5.5 5.3 5.1 4.9 5.2 4.7 4.7 4.6
Micro, Small And Medium-Sized Enterprises: 4.9 5.1 4.9 4.5 4.6 4.4 3.7 3.0 3.1
Total: 4.1 4.6 4.4 4.1 4.1 4.1 3.7 3.4 3.4
Large Corporates: 0.1 1.4 1.3 0.5 1.3 0.4 0.2 0.1 0.3
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
Individuals: 5.5 6.3 6.7 6.6 5.9 5.5 5.2 5.1 5.1
Micro, Small And Medium-Sized Enterprises: 5.3 6.2 7.0 7.2 6.8 6.4 5.4 5.2 4.4
Total: 4.3 5.1 5.7 5.6 5.1 4.8 4.3 4.2 4.0
Large Corporates: 0.1 0.2 0.7 0.6 0.6 0.6 0.2 0.1 0.1
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
Individuals
Micro, Small And Medium-Sized Enterprises
Total
Large Corporates

Renegotiated Portfolio

Our renegotiated portfolio fell by 5% compared to September 2024 and 0.5 p.p. in the Bacen portfolio share. We maintain higher levels of provision for this portfolio, representing 2 times the total of loans overdue by more than 90 days.

evolution of the balance of the portfolio



R$ billion
Total: 34.4 39.1 38.8 37.9 36.5 34.8
Originated from portfolio in write-off: 5.3 4.2 4.2 4.3 4.5 4.5
Originated from active portfolio: 29.1 34.9 34.6 33.5 31.9 30.3
Dec22 Dec23 Mar24 June Sept Dec
(5)% q/q
(11)% y/y
-% q/q
+7% y/y
(5)% q/q
(13)% y/y
Originated from portfolio in write-off
Originated from active portfolio



renegotiated portfolio / bacen portfolio
%
5.2 5.7 6.1 6.2 6.2 6.1 5.8 5.3 4.8
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
provision (LLP) / renegotiated portfolio
%
63.3 63.3 61.6 62.0 60.2 61.8 63.1 64.3 64.7
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
2.0x
over 90 days | renegotiated portfolio
%
21.6 23.1 23.7 23.5 22.9 25.3 28.1 30.1 31.9
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec

coverage ratios and provision

Coverage Ratio - %


310
278
244
239
264
260
260
264
259
204
182
164
155
165
164
170
169
169
105
99
92
87
86
85
87
90
92
Dec22
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days + Renegotiation

Portfolio in Arrears


R$ million
34,269
40,351
43,511
43,710
38,241
37,631
34,144
33,500
33,783
28,277
32,906
36,773
38,109
32,597
31,546
28,507
28,639
28,638
Dec22
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision


%
8.8
9.3
9.6
9.4
8.6
8.1
7.4
7.0
6.7
R$ million
57,741
60,032
60,196
59,137
53,901
51,643
48,508
48,486
48,275
11,081
9,397
7,013
5,683
5,774
6,175
6,083
6,141
6,542
22,809
21,880
20,728
19,275
17,740
16,372
17,106
16,826
16,256
23,850
28,756
32,455
34,179
30,387
29,097
25,319
25,518
25,477
Expected Losses
Incurred Losses
Dec22
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Specific
Generic
Complementary
Total Provision - In relation to the portfolio

loan indicators

NPL Creation | 90 Days vs. Write-offs

The NPL Creation in relation to the portfolio showed an improvement of 0.1 p.p. compared to 4Q23 and stability in the quarterly comparison. Our level of provision (gross loan loss provision) on new defaults showed a 1 p.p. increase over 3Q24. We provisioned for almost all NPL Creation.



NPL Creation
R$ million
114%
98%
97%
97%
98%
1.3%
1.4%
1.3%
1.2%
1.2%
8,066
8,643
8,760
8,076
8,392
5,059
5,732
6,210
5,561
6,436
2,895
2,856
2,424
2,456
1,947
112
55
127
59
9
4Q23
1Q24
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
Gross Loan Loss Provisions Expenses / NPL Creation - 90 days
NPL Creation / Bacen Portfolio



Write-offs
R$ million
14,092
10,743
11,799
7,944
8,393
7,305
6,836
6,706
5,288
5,849
3,541
3,317
3,422
2,469
2,530
3,245
589
1,671
188
13
4Q23
1Q24
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

fee and commission income

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	4Q24 x 4Q23	12M24 x 12M23
Card Income	4,419	4,061	3,802	15,918	14,754	8.8	16.2	7.9
Checking Account	1,755	1,735	1,659	6,882	7,028	1.2	5.8	(2.1)
Asset Management	895	960	820	3,533	3,222	(6.8)	9.1	9.7
Loans Operations	796	749	594	2,839	2,211	6.3	34.0	28.4
Consortia	707	680	607	2,673	2,290	4.0	16.5	16.7
Collections and Payments	458	479	511	1,931	2,148	(4.4)	(10.4)	(10.1)
Capital Market / Financial Advisory Services	508	481	305	1,669	1,222	5.6	66.6	36.6
Custody and Brokerage Services	370	374	344	1,430	1,375	(1.1)	7.6	4.0
Other	354	385	386	1,469	1,392	(8.1)	(8.3)	5.5
\\ Total	**10,262**	**9,904**	**9,028**	**38,344**	**35,642**	**3.6**	**13.7**	**7.6**
\\ Business Days	**63**	**66**	**61**	**253**	**249**	**(3)**	**2**	**4**

Part of the performance of fee and commission income is influenced by the increased share in Cielo. Disregarding this effect, the total revenues would have varied 1.8% vs. 3Q24, 7.9% vs. 4Q23 and 5.2% vs. 12M23.

card income

Card income exceeded R$4.4 billion in the quarter revenue, equivalent to 43% of the total fee and commission income:

- Volume transacted with credit cards exceeded R$88 billion; with a growth of 11% y/y and 5% q/q. Driven in the quarter by Black Friday and the end-of-year festivities; and
- Over 60% of the total revenue stem from high-income clients, with an annual growth of 20%, reinforcing the strategy in lower-risk clients.

traded volume | credit cards

R$ million



79,601
80,522
81,147
83,789
88,039
4Q23
1Q24
2Q
3Q
4Q

checking account

The performance of this line reflects our ongoing commitment to improving the services offered, diversifying products based on the needs of our clients, and strengthening our position in the competitive market. Quarterly variations reflect our highest revenue from Corporate clients, especially transfers (PIX).

checking account holders

In million



38.1
38.3
38.6
38.5
38.2
4Q23
1Q24
2Q
3Q
4Q

loans operations

Increase in revenues in all comparative periods, resulting from the higher production of working capital and commissions associated with guarantees provided (guarantees and sureties).

asset management

market share **16.7%**

Bradesco Asset's revenue growth throughout 2024 reflects the excellent performance of net new money in a challenging market, reaffirming the company's commitment to delivering consistent results and offering products tailored to the needs of its clients.

This performance was widely recognized by the market, with the Bradesco Asset becoming the first Asset Manager to win in the three main FGV rankings: Best Asset Managers in Brazil, Best Bank to invest in funds and Best Private Pension Manager.

The Asset Manager ended the year with another prominent recognition, receiving awards by the Guia de Fundos Veja 2024 in the categories of Fixed Income Funds and Fixed Income with Private Credit, consolidating its position of leadership in the market.

balance of investment funds and managed portfolios

R$ billion



1,193
1,214
1,230
1,270
1,268
Dec23
Mar24
June
Sept
Dec

fee and commission income

consortia

market share[1] **Total 19.6% | Auto 23.2% | Real Estate 12.4% | trucks, tractors and agricultural implements 16.7%**

Growth in fee and commission income in all periods, driven by the increase in the average ticket.

highlights of 2024

More than 237 thousand quotas contemplated (R$16.3 billion concessions in letters of credit);

Agro Bradesco Consortium had revenues of more than R$1.7 billion, a growth of 29% vs. 2023; and

Digital sales grew by 27% compared to 2023.

number of outstanding consortium quotas

In thousands


1,531
1,531
1,520
1,523
1,546
1,139
1,134
1,121
1,125
1,135
149
149
147
146
144
243
248
252
253
267
4Q23
1Q24
2Q
3Q
4Q
Real Estate
Trucks, Tractors and Agricultural Implements
Auto

(1) It considers the products in which Bradesco operates.

collections and payments

Revenues totaled R$1.9 billion in the year, in a resilient performance against the scenario of increasing digitalization of means of payments and expansion of market competitors.

capital market / financial advisory services

Good performance in the quarter, reflecting efforts to capture business opportunities in all segments of the capital market and in mergers and acquisition operations. We advised in 134 operations in the 4Q24, totaling around R$119 billion in volume of transactions. Below are the main highlights by segment:

fixed income (DCM)
Advisory services and structuring of 124 transactions with a volume of R$104.9 billion.

variable income (ECM)
Coordination and distribution of two transactions with a volume of R$3.4 billion.

mergers and acquisitions (M&A)
Advisory services for eight transactions with a volume of R$10.8 billion.

custody

We are present as one of the leading service providers for the capital market, both local and international, for the management, custody and control services for funds, clubs and investment portfolios, Escrow Account, asset bookkeeping, Depositary Receipt, NAV (Net Asset Value) Calculator and RTA (Register Transfer Agent) for Offshore funds, settlement bank and representative for the issuing of bonds and securities. On the international scenery, we were awarded for the second consecutive time as the best sub-custodian bank in Latin America for non-resident investors by the Global Finance magazine.

R$ billion


2,337
2,351
2,398
2,491
2,461
4Q23
1Q24
2Q
3Q
4Q

operating expenses

The performance of our operating expenses reflects our strategy to adjust the cost of serving, which already shows positive results in the containment and allocation of expenses. In 2024, we accelerated changes in the physical network and maintained a strict cost control, without ceasing to invest, especially in technology, development, infrastructure and strengthening of the team with more hires in the areas of technology, credit and investments, in addition to the effects of the collective agreement and higher expenses related to profit sharing. **It is worth noting that the operating expenses were affected by the increase in our share in Cielo, disregarding this effect, the variation would be 8.8% vs. 3Q24, 7.5% vs. 4Q23 and 8.1% vs. 12M23, ending the year within our estimates for the annual guidance.**

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	Variation % 4Q24 x 4Q23	Variation % 12M24 x 12M23
\\ Personnel Expenses	**(6,773)**	**(6,504)**	**(6,238)**	**(25,514)**	**(23,879)**	**4.1**	**8.6**	**6.8**
Payroll, Social Charges, Benefits and Training	(5,672)	(5,629)	(5,407)	(22,069)	(20,660)	0.8	4.9	6.8
Management and Employee Profit Sharing	(987)	(772)	(717)	(3,024)	(2,730)	27.8	37.7	10.8
Terminations Costs	(114)	(103)	(114)	(421)	(489)	10.7	-	(13.9)
Total Administrative Expenses	**(6,315)**	**(5,728)**	**(5,972)**	**(23,255)**	**(22,600)**	**10.2**	**5.7**	**2.9**
Administrative Expenses	**(5,130)**	**(4,576)**	**(4,884)**	**(18,681)**	**(18,374)**	**12.1**	**5.0**	**1.7**
Outsourced Services	(1,636)	(1,453)	(1,518)	(5,817)	(5,616)	12.6	7.8	3.6
Data Processing and Communication	(1,119)	(1,001)	(980)	(4,058)	(3,953)	11.8	14.2	2.7
Facilities (1)	(648)	(648)	(696)	(2,624)	(2,690)	-	(6.9)	(2.5)
Advertising and Marketing	(552)	(360)	(542)	(1,630)	(1,468)	53.3	1.8	11.0
Financial System Services	(342)	(330)	(327)	(1,282)	(1,363)	3.6	4.6	(5.9)
Transportation	(175)	(195)	(201)	(758)	(794)	(10.3)	(12.9)	(4.5)
Other (2)	(658)	(589)	(620)	(2,512)	(2,490)	11.7	6.1	0.9
Depreciation and Amortization	**(1,185)**	**(1,152)**	**(1,088)**	**(4,574)**	**(4,226)**	**2.9**	**8.9**	**8.2**
\\ Other Operating Expenses Net of Revenue	**(3,330)**	**(2,818)**	**(2,725)**	**(10,525)**	**(7,751)**	**18.2**	**22.2**	**35.8**
Civil, Labor and Tax Contingencies	(1,157)	(1,207)	(1,113)	(4,477)	(2,168)	(4.1)	4.0	106.5
Expenses with Marketing of Cards	(1,024)	(800)	(616)	(2,957)	(2,146)	28.0	66.2	37.8
Claims	(255)	(193)	(182)	(742)	(633)	32.1	40.1	17.3
Other	(894)	(618)	(814)	(2,349)	(2,805)	44.7	9.8	(16.2)
\\ Total Operating Expenses	**(16,418)**	**(15,050)**	**(14,935)**	**(59,294)**	**(54,230)**	**9.1**	**9.9**	**9.3**

(1) Contemplates Maintenance and Conservation of Assets and Rentals; and (2) Includes Water, Electricity and Gas, Travels, Materials and Security and Surveillance.

administrative expenses

As a result of the revision of the footprint and rigorous cost management, administrative expenses registered a growth of 1.7% in the annual comparison, below the inflation rates of the same period, highlighting lower structural expenses (facilities, transport, rentals and maintenance). In the quarter, the increase reflects seasonal spending on end-of-year institutional campaigns and higher spending on third-party services, especially in consulting services directed to the transformation project and data processing expenses (mainly cloud storage). Changes in depreciation and amortization expenses reflect the highest level of investments in the periods.

We are committed to the balance between operating efficiency and excellence in customer service, aiming to provide the best experience and drive business creation in an agile and assertive way.



7,930
7,388
7,173
6,762
6,347
6,003
4,169
897
2,864
3,873
820
2,695
3,667
802
2,704
3,443
809
2,510
3,224
768
2,355
2,970
728
2,305
Dec22
Dec23
Mar24
June
Sept
Dec
Branches
Business Units
Service Centers

Retail + Prime + Principal: 1,996
Digital Platforms: 76
Corporate: 83
Companies & Business: 150

personnel expenses

The variations in all comparative periods reflect the reinforcement in the number of employees, especially in the areas of technology, data and innovation, investment specialists and credit unit. The increase in income and benefit expenses had an impact on the collective agreement of September 2024, which included a 4.64% adjustment (4.58% in September 2023) and growth in expenses with profit sharing, improving results and profitability.

other operating expenses net of revenue

The variations in the periods reflect the movements in civil, labor and fiscal contingencies, and the expenses with card commercialization, driven by the greater activity of the product, mainly in high income and higher operating expenses from insurance activities.

dynamics of the insurance business

4Q24

revenues from insurance premiums, pension contributions and capitalization bonds
R$31.5 bi
△ 0.1% q/q

net income
R$2.5 bi
△ 6.6% q/q

ROAE
25.1%
△ 1.4 p.p. q/q

The Grupo Bradesco Seguros recorded an annual net income of R$9.1 billion, the largest in the historical series, with an ROAE of 22.4%. Revenues from insurance premiums, pension contributions and capitalization bonds reached R$121.1 billion, representing a 13.6% growth compared to 2023.

In addition to the significant evolution of revenues, the performance of the administrative efficiency ratio, which reached the level of 3.6%, and the reduction of the claims ratio by 4 p.p. contributed to the increase of 7.5% of the income from insurance operations, which ended the year at the upper limit of the guidance.

In indemnity and benefits, the Insurance Group returned to the society a total of R$56.6 billion, representing an increase of 4.9% compared to 2023.

The company's permanent focus on clients and brokers, delivering even more fluid and resolvable experiences from strategic investments in technology, data intelligence and design, has been reflected in numbers. As a support for brokers, for example, it is worth highlighting the increase in the generation of digital leads that became more than R$800 million in sales, up 32% compared to 2023.

Regarding the business segments, in People Insurance, Bradesco Vida e Previdência evolved the coverage and assistance in the family of individual products, besides including the option of lifetime duration. The grid of solutions for SMEs was even more complete, with the launch of the MEI Flexible Enterprise insurance and the expansion of capital and coverage of the Flexible Business Key Person. It is also worth mentioning the 25% growth in the Loan Protection Insurance issuances in 4Q24, compared to 4Q23.

In the Private Pension, Bradesco Vida e Previdência ended the year with a significant net new money of approximately R$11 billion, a growth of more than 50% compared to 2023. In the corporate segment, the Company developed new solutions for SMEs and conquered structured plans of large multinational companies.

Bradesco Saúde (Health) has expanded its beneficiaries' access to mental health care by providing, via App and website, the Psicologia Viva (Live Psychology) platform, which offers video call therapy sessions. The company also expanded its referenced network in the Midwest region, reinforcing the service in municipalities relevant to agribusiness, and intensified the work of strengthening the network in the Northeast region, focusing on qualification and expansion.

Bradesco Auto/P&C began to offer the super-reduced deductible and expanded to 365 days the coverage of indemnity value of brand new vehicles. In addition, it has signed a partnership with Livelo that allows the use of points in the total or partial insurance contracts, and announced the creation of Bradesco Seguro Moto (for motorcycles), to meet the needs of the segment.

In Property and Casualty segment, Bradesco Auto/P&C launched pre-molded and simple hiring plans for the SME and MEI Business segments. They also created a pre-formatted product for Bradesco account holders aimed at protecting agricultural equipment, a segment that grew 13.3% in the year.

Bradesco Capitalização (Capitalization) maintained the leadership of the sector, highlighting the annual growth of 26% in revenues through digital channels.

Atlântica Hospitais follows its plan to invest in the segment and establish partnerships with specialized operators in offering new units and hospital technology, expanding access to the health ecosystem. The company has completed the acquisition of 20% stake in Grupo Santa, a network of leading hospitals in the Midwest region, and created the Atlântica D'Or hospital network, inaugurating the units of Guarulhos (SP), Alphaville (SP) and Macaé (RJ), with an offer of 661 beds, of which 528 are already available.

The company also launched, in 4Q24, the Croma Oncologia brand, the fruit of *a* joint venture with Beneficência Portuguesa and Grupo Fleury, whose purpose is to integrate the patient's journey into a more complete and welcoming health network in the treatment of cancer.

insurance net income statement

R$ million	4Q24	3Q24	4Q23	12M24	12M23	Variation % 4Q24 x 3Q24	Variation % 4Q24 x 4Q23	Variation % 12M24 x 12M23
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,972	18,054	16,281	68,009	64,098	(6.0)	4.2	6.1
Retained Claims	(10,800)	(12,002)	(11,549)	(45,950)	(45,269)	(10.0)	(6.5)	1.5
Capitalization Bond Draws and Redemptions	(1,592)	(1,725)	(1,378)	(6,180)	(5,434)	(7.7)	15.5	13.7
Commission Expenses	(1,241)	(1,061)	(814)	(4,331)	(3,561)	17.0	52.5	21.6
Financial Results	2,192	1,783	2,204	7,673	8,045	22.9	(0.6)	(4.6)
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**5,531**	**5,048**	**4,745**	**19,220**	**17,879**	**9.6**	**16.6**	**7.5**
Fee and Commission Income	486	504	442	1,923	1,765	(3.6)	9.9	8.9
Personnel Expenses	(605)	(574)	(556)	(2,270)	(2,095)	5.4	8.9	8.4
Other Administrative Expenses	(492)	(512)	(555)	(2,069)	(2,000)	(3.9)	(11.3)	3.4
Others	(768)	(668)	(220)	(1,844)	(1,276)	15.0	-	44.5
\\ Operating Income	**4,152**	**3,799**	**3,856**	**14,961**	**14,273**	**9.3**	**7.7**	**4.8**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,618)	(1,423)	(1,370)	(5,905)	(5,290)	13.7	18.1	11.6
\\ Recurring Net Income	**2,534**	**2,376**	**2,486**	**9,056**	**8,983**	**6.6**	**1.9**	**0.8**
Life and Pension Plans	1,288	1,274	1,412	5,083	5,292	1.1	(8.8)	(4.0)
Health	621	367	307	1,643	922	69.2	-	78.2
Capitalization Bonds	178	189	186	720	700	(5.8)	(4.5)	2.9
Property & Casualty and Others	447	546	580	1,610	2,068	(18.1)	(23.0)	(22.1)
\\ Selected Asset Data								
Total Assets	454,879	448,900	410,665	454,879	410,665	1.3	10.8	10.8
Securities	419,489	416,049	381,323	419,489	381,323	0.8	10.0	10.0
Technical Provisions	403,689	393,720	360,803	403,689	360,803	2.5	11.9	11.9
Shareholder's Equity (1)	37,711	36,905	40,418	37,711	40,418	2.2	(6.7)	(6.7)

(1) In Dec24, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$21,375 million.

Note: The Adjusted Shareholders' Equity (ASE) was R$16.5 billion in Nov24 and the minimum capital required (MCR) was R$13.6 billion.

income from insurance, pension plans and capitalization bonds +7.5% vs. 12M23

Net Income and ROAE



%
24.8
19.8
22.1
23.7
25.1
R$ million
2,486
1,950
2,197
2,376
2,534
1,412
580
307
186
1,142
308
320
180
1,379
310
335
173
1,274
546
367
189
1,288
447
621
178
4Q23
1Q24
2Q
3Q
4Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In 2024, the good performance of the income from Insurance, Pension Plans and Capitalization operations compared to the same period of 2023 reflects the increase in revenues from insurance premiums, pension contributions and capitalization bonds, which reached R$121 billion and the improvement of the claims ratio.

Performance 4Q24 vs. 4Q23	Revenues	Claims Ratio	Commission Ratio	Financial Results
Life and Pension Plans	△	▽	▽	△
Health	△	▽	△	△
Capitalization Bonds	△	-	-	▽
Property & Casualty and Others	△	▽	△	▽

In 12M24, revenues from insurance premiums, pension contributions and capitalization bonds reached R$5.9 billion, with 4.5 million products sold digitally, and a 38.8% increase in the quantity of products.

revenues from insurance premiums, pension contributions and capitalization bonds and insurance operating income

revenue and administrative efficiency ratio



%
R$ million
3.6
3.7
4.1
3.7
3.8
3.7
3.6
3.5
3.5
24,495
24,997
25,463
28,165
27,999
27,951
30,200
31,463
31,479
11,168
11,338
11,380
13,422
13,153
13,169
14,801
15,000
15,076
2,312
2,135
2,410
2,501
2,286
2,097
2,410
2,605
2,528
9,527
9,949
10,222
10,585
10,986
11,103
11,300
11,905
12,069
1,488
1,574
1,451
1,656
1,574
1,582
1,689
1,953
1,806
4Q22
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

retained claims



%
R$ million
80.2
82.1
81.1
80.9
80.3
78.4
78.5
77.7
76.3
39,417
11,076
22,166
33,721
45,269
11,626
23,148
35,150
45,950
12M22
3M23
6M23
9M23
12M23
3M24
6M24
9M24
12M24
Retained Claims
Claims

income from insurance, pension plans and capitalization bonds



R$ million
4,300
3,669
4,841
4,624
4,745
3,997
4,644
5,048
5,531
2,241
2,023
2,074
1,744
2,204
1,810
1,888
1,783
2,192
2,059
1,646
2,767
2,880
2,541
2,187
2,756
3,265
3,339
4Q22
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
Operating Income
Financial Result

The good performance of revenues from premiums, pension contributions and capitalization bonds, the good performance of the financial income, and the improvement in the claims ratio, contributed to the evolution of the income from operations in the quarter.

technical provisions and insurance activity indicators

technical provisions

Technical provisions totaled R$403.7 billion in December 2024, with an increase of 11.9% in 12 months and 2.5% in the quarter, and higher provisions in the "Life and Pension" and "Health" segments.



R$ million
324,024 332,905 340,542 349,569 360,803 372,673 382,390 393,720 403,689
292,954 300,734 308,090 316,949 327,498 338,282 346,713 356,470 365,532
15,599 16,572 16,609 16,570 17,174 18,354 19,310 20,532 21,023
9,134 9,163 9,154 9,121 9,200 9,232 9,343 9,520 9,708
6,336 6,435 6,689 6,930 6,931 6,805 7,024 7,198 7,426
Dec22 Mar23 June Sept Dec Mar24 June Sept Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

performance ratios – combined ratio / claims ratio / commission ratio



Combined Ratio
%
91.8 93.0 91.2 91.3 89.4 89.1 89.7 86.6 82.8
103.5 104.5 101.3 103.0 99.9 100.2 100.3 99.7 96.0
91.1 95.4 93.5 90.1 90.3 95.1 95.9 85.0 89.5
62.8 59.5 63.3 62.4 58.5 54.8 55.8 45.9 43.8
4Q22 1Q23 2Q 3Q 4Q 1Q24 2Q 3Q 4Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.



Claims Ratio
%
78.5 78.4 78.6 76.2 72.2
89.8 89.7 89.6 89.3 85.2
53.2 55.3 60.6 57.1 57.7
42.1 38.9 36.9 29.1 26.4
33.9 35.0 33.5 20.7 19.1
4Q23 1Q24 2Q 3Q 4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total



Comission Ratio
%
6.6 6.7 6.8 6.7 7.3
19.1 19.3 19.3 19.1 18.9
16.2 15.9 16.1 16.1 16.8
15.1 14.8 15.6 15.5 15.9
3.6 3.8 3.8 3.6 4.1
4Q23 1Q24 2Q 3Q 4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

insurance | additional information

number of contracts / clients - bradesco vida e previdência

In thousand


28,264
2,996
25,268
27,691
3,031
24,660
27,975
3,066
24,909
27,867
3,094
24,773
28,513
3,164
25,349
Dec23
Mar24
June
Sept
Dec
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

number of bradesco saúde, mediservice and bradesco saúde policyholders

In thousand


3,856
108
3,748
3,755
107
3,648
3,756
106
3,650
3,841
105
3,736
3,783
104
3,679
Dec23
Mar24
June
Sept
Dec
Company Health Plans
Individual Health Plans

number of auto/P&C policyholders

In thousand


3,031
1,546
1,485
2,972
1,523
1,449
3,025
1,582
1,443
3,111
1,639
1,472
3,213
1,674
1,539
Dec23
Mar24
June
Sept
Dec
Auto/Optional Third-Party Liability
P&C

number of clients (capitalization bonds)

In thousand


3,133
3,179
3,201
3,207
3,171
Dec23
Mar24
June
Sept
Dec

basel

Total Ratio
14.8%

Tier I Ratio
12.4%

Common Equity Ratio
10.5%

Our ratios remained above the regulatory limits, due to the capacity to generate capital (net income) and to the increase in prudential adjustments, which absorbed the growth of risk-weighted assets (RWA), the remuneration to shareholders and the adjustments of equity valuation. We also presented the ratio on January 1, 2025, already considering the effects of Resolution No. 4,966 and the new approach to operational risk.

Changes in the Tier I Ratio in the quarter



%
Limits since Apr, 2022 (1)
9.50% Tier 1
8.00% Common Equity
12.7
1.5
11.2
0.5
(0.3)
(0.5)
(0.4)
0.4
12.4
1.9
10.5
0.6
(0.2)
12.8
1.9
10.9
09.30.24
Net Income
Remuneration to the Shareholders
MTM
Weighted Assets / Phase-in Arrangements
Net Indebtedness Debt Issuance
12.31.24
Resolution No. 4,966 (2)
New Operational Risk Approach (2)
01.01.25
Common Equity
Additional Capital

(1) It refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity; and (2) In connection with the effects already recognized in Equity/Financial Statements as of 01.01.2025 regarding the initial adoption of CMN Resolution No. 4,966/21, we demonstrate the effects of the implementation on capital ratios (also including the effect of the initial adoption of CMN Resolution No. 4,975/21). Additionally, we also demonstrate the effects of the new approach to operational risk, in accordance with Bacen Resolution No. 356/23.



%
14.8
12.4
1.5
11.0
2.4
Dec22
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
16.0
13.4
1.6
11.8
2.5
Sept
15.8
13.2
1.6
11.7
2.6
Dec
15.4
12.7
1.5
11.2
2.6
Mar24
15.2
12.6
1.5
11.1
2.6
June
15.1
12.7
1.5
11.2
2.4
Sept
14.8
12.4
1.9
10.5
2.4
Dec
15.2
12.8
1.9
10.9
2.4
01.01.25
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

guidance

The following tables demonstrate the result achieved in 2024 and our estimates for 2025, which already consider the implicit variations in the impacts of the adoption of new accounting practices established by CMN Resolution No. 4,966/21.

	2024		
	Annual indicator	Actual (ex-increased Cielo stake)	Actual
Expanded Loan Portfolio	7% to 11%	11.9%	11.9%
Net Interest Income	3% to 7%	(2.3%)	(2.3%)
Fee and Commission Income	2% to 6%	5.2%	7.6%
Operating Expenses (Personnel + Administrative + Other)	5% to 9% [1]	8.1%	9.3%
Income from Insurance, Pension Plans and Capitalization Bonds	4% to 8%	7.5%	7.5%
Expanded loan loss provisions - R$ billion	R$35 to R$39	R$29.7	R$29.7

(1) Administrative and personnel expenses grow in line with inflation.

	2025
	Annual indicator
Expanded Loan Portfolio	4% to 8%
NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions)	R$37 bi to R$41 bi
Fee and Commission Income	4% to 8%
Operating Expenses (Personnel + Administrative + Other)	5% to 9%
Income from Insurance, Pension Plans and Capitalization Bonds	6% to 10%

main changes in 2025 in the managerial reporting and information in the economic and financial analysis report by the adoption of CMN Resolutions No. 4,966 and No. 4,975

As of January 2025, we adopted in our Financial Statements the new accounting practices established by CMN Resolutions No. 4,966 and No. 4,975. These resolutions brought significant changes in the classification, recognition of financial instruments and new models of measuring losses for financial instruments, as well as the form of recognition of the leases.

We highlight the main normative impacts that will be presented in the economic and financial analysis report from the disclosure of 1Q25 onwards.

1 – Extended loan portfolio classification in stages and provision for losses: For all financial instruments, including guarantees provided and credit limits, it is necessary to do the portfolio classification and measurement of provision for losses based on stages, as follows:

Stage 1: Operations on time or overdue up to 30 days or classified as low risk. The provision for losses is calculated based on the probability of the operation becoming "problematic" in the next 12 months.

Stage 2: Operations overdue between 31 and 90 days or whose classification migrated from low risk to medium or high risk. The provision for losses is calculated based on the probability of the operation becoming "problematic" during the whole term.

Stage 3: These are operations overdue for more than 90 days or restructuring of debts or in process of judicial recovery, classified as "problematic". The provision for losses is measured considering the expectation of credit recovery.

The calculation of minimum provisioning follows the formula PD (Probability of Default) x LGD (Loss Given Default) x EAD (Exposure at Default), considering regulatory floors from 91 days overdue and according to the classification of assets in the portfolios (C1 to C5).

2 – Recognition of interest: Financial instruments will have the recognition of interest interrupted with more than 90 days overdue or earlier if the asset is considered problematic.

3 – Write-off as loss: The financial instrument will be written off when there is no expectation of recovery.

4 – Effective interest rate: The revenue and expenses linked to the origination of an operation shall be deferred for the period of the operation. In this case, the revenue presented previously in the fee and commission income lines or operating expenses will have their result deferred and recognized in the net interest income.

5 – Finance lease: In the case of lessee, the Organization shall recognize the right-of-use asset in return for a lease liability. As a result, interest expenses impact the net interest income and depreciation expenses are maintained and presented under operating expenses.

The Management evaluated and concluded that the impacts on the result will be immaterial for the fiscal year of 2025. In the guidance, the effects on the result lines with the new rules are presented implicitly in the intervals shown.

loan indicators

Credit quality and provisioning indicators will change to better reflect the quality of financial instruments and have connection with expenses with Expanded Loan Loss Provisions.

New Indicators: the set of credit quality indicators will take into account the stage of the operations, movement between stages and the level of provisioning for each stage, restructured credits and we will maintain the current indicator of loans overdue for more than 90 days.

Some current indicators will be discontinued, such as: default above 60 days, Bacen portfolio coverage ratios, opening by ratings and NPL Creation.

In the case of the NPL Creation, henceforth, the highlight will be the movement of financial instruments between the stages, particularly problematic assets (stage 3).

For all new credit quality indicators, we will promptly disclose the respective historical series so that there is a basis for comparison in the same methodology.

indicators & economic perspectives

indicators

	4Q24	3Q24	4Q23	12M24	12M23
Interbank Deposit Certificate (CDI)	2.68	1.79	2.83	9.97	13.04
Ibovespa	(8.75)	6.38	15.12	(10.36)	22.28
USD – Commercial Rate	13.66	(1.99)	(3.32)	27.91	(7.21)
General Market Price Index (IGP-M)	3.81	1.52	1.84	6.53	(3.18)
Extended Consumer Price Index (IPCA)	1.48	0.80	1.08	4.83	4.62
Business Days (#)	63	66	61	253	249
Calendar Days (#)	92	92	92	366	365
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	6.1923	5.4481	4.8413	6.1923	4.8413
CDS 5 years (Points)	215	153	133	215	133
Selic - Base Interest Rate (% p.a.)	12.25	10.75	11.75	12.25	11.75
BM&F Fixed Rate (% p.a.)	15.39	12.17	10.05	15.39	10.05

economic perspectives

%	2025	2026
USD - Commercial Rate (year-end) - R$	6.00	6.00
Extended Consumer Price Index (IPCA)	5.7	3.4
General Market Price Index (IGP-M)	6.2	5.1
Selic (year-end)	14.75	11.25
Gross Domestic Product (PIB)	1.9	1.3

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